Century Therapeutics, Inc.
3675 Market Street
Philadelphia, Pennsylvania 19104

June 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Christie Torney, Jeanne Baker, Jane Park and Laura Crotty

Re:	Century Therapeutics, Inc.
Registration Statement on Form S-1
SEC File No. 333-256648
Filed May 28, 2021, as amended June 14, 2021

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Century Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-256648) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM, eastern time, on June 17, 2021, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Troutman Pepper Hamilton Sanders LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Troutman Pepper Hamilton Sanders LLP, by calling Rachael M. Bushey at (215) 981-4331 or Jennifer L. Porter at (215) 981-4339.

Please feel free to direct any questions or comments concerning this request to Rachael M. Bushey, Esq. of Troutman Pepper Hamilton Sanders LLP at (215) 981-4331.

CENTURY THERAPEUTICS, Inc.

By:	/s/ Osvaldo Flores, Ph.D.
Name: Osvaldo Flores, Ph.D.
Title: President and Chief Executive Officer

Cc: Rachael M. Bushey, Troutman Pepper Hamilton Sanders LLP

Jennifer L. Porter, Troutman Pepper Hamilton Sanders LLP

Richard Truesdell, Jr., Davis Polk & Wardwell LLP

Roshni Cariello, Davis Polk & Wardwell LLP